Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides construction update at its Séguéla gold Project in Côte d´Ivoire

Vancouver, September 15, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its Séguéla gold Project located in Côte d’Ivoire. In September of 2021, the Company made a construction decision to proceed to build a 3,750 tonne per day mill at Séguéla, with first gold pour expected in mid-2023 (refer to Fortuna news release dated September 29, 2021). All references to dollar amounts in this news release are expressed in US dollars.

Paul Criddle, Chief Operating Officer - West Africa of Fortuna, commented, “We are very satisfied with the ongoing progress at Séguéla. The project continues to track on-time and on-budget. This is especially pleasing as we have advanced the critical earthworks and civil works through a heavy wet season and maintained the schedule.” Mr. Criddle continued, “The Project continues to be derisked with good progress being made around procurement and shipping of key equipment for the processing plant.” Mr. Criddle concluded, “The project is now out of the ground with focus changing towards concluding key scopes and advancing commissioning and ramp up activities for 2023.”

Construction Highlights

•	Overall project is 74 percent complete as of August 31, 2022
•	Approximately $115 million of the $173.5 million initial capital budget accrued as of August 31, 2022
•	Approximately $164.3 million committed as of August 31, 2022
•	Deliveries continue to arrive in Abidjan, Côte d´Ivoire on-schedule; SAG mill is now expected to reach site in the fourth quarter of 2022
•	Procurement activities were well advanced for the processing plant, with 85 percent of packages collected from the manufacturers and approximately 20 percent now delivered to Abidjan
•	The process plant structural, mechanical and piping (SMP) contractor has commenced work with first structural steel erected in early August
•	Construction of the 33kV transmission line diversion was completed, and the line was energized in early August
•	At the end of August, construction of the high-voltage (HV) substation was approximately 92 percent complete with all supply packages now on site to commence the grid connection project
•	Approximately 390,000 m3 of water has collected in the water storage dam (WSD) which is in line with expectations and needs for commissioning and startup activities
•	Mota-Engil, the mining contractor, has mobilized to site and begun site establishment with long-lead equipment expected to arrive on site in the fourth quarter of 2022
•	First gold pour remains on target for mid-2023

Project construction overview

Processing Plant

The process plant bulk earthworks are practically complete. All areas have been handed over to Lycopodium, the engineering, procurement and construction (EPC) contractor for construction of the processing plant.

Lycopodium has made excellent progress in advancing the critical path scopes for the plant. In late July, the SMP contractor Enikon began their mobilization and site establishment with first structural steel erected in early August. As of the end of August, the main construction activities include:

•	Civil and concrete works nearing completion in all areas with handover to the SMP contractor ongoing
•	Carbon-in-leach (CIL) tank fabrication almost complete and hydrostatic / settlement testing nearing completion
•	Fabrication of the water tanks well advanced
•	Erection of the reagents storage building, warehouse and workshop underway

The delivery and installation of the SAG mill remains on the project’s critical path and, despite supply chain challenges and risks, is expected to be delivered to site in the fourth quarter of 2022. Manufacturing of core components such as the shell, heads and trunnions, and gear and pinion are complete and ready for shipment. Despite challenges around logistics due to global port congestion at the start of the year, the majority of deliveries to date have arrived in-country in line with the schedule.

CIL tanks fabrication overview	Surge bin foundation overview
Primary crusher foundation overview	Reagents storage building

Site Bulk Earthworks

Construction of the tailings storage facility (TSF) and water storage dam (WSD) are well advanced. Construction of the WSD is nearly complete and has already captured approximately 390,000 m3 of raw water as at September 12, 2022 in preparation for commissioning and transition into operations. Likewise, good progress has been made on the TSF embankment which is on track to be completed in the fourth quarter of 2022. High density polyethylene (HDPE) lining of the western TSF basin has commenced and approximately 48 percent of the total surface of the TSF has been lined. The remainder is planned to be lined after the wet season ends in mid-to-late October.

Water storage dam construction overview	Tailings dam construction overview

Grid Connection

Work is on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant. Despite challenges around logistics from port congestion at the start of the year, critical path items such as the control and protection panels have arrived in-country in line with the schedule. The diversion of the 33kV transmission line was completed and energized in early August. Similarly, the first 90kV transmission line shutdown for tie-in to the electrical grid was successfully completed in early August. At the end of August, the construction of the substation was approximately 92 percent complete.

High voltage (HV) substation construction work overview

Mining

Mota-Engil has been awarded the contract for mining services at Séguéla. Mota-Engil’s recruitment activities for the project are ongoing and mobilization of their team and establishment of site infrastructure commenced in late-August. All long-lead equipment has been procured and expected to arrive on site in the fourth quarter of 2022.

Operational Readiness

Fortuna is advancing its organizational infrastructure in Côte d’Ivoire to prepare for the start of operations at Séguéla, as well as establishing a regional office in Abidjan to service both Séguéla and the Yaramoko Mine. The operational management team have begun to be assembled with the General Manager commencing in August and key department heads coming on board in the third quarter of 2022.

Cost

As of August 31, 2022, $164.3 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. The total commitments to date include contracts for a guaranteed maximum price of $87 million, fixed price contracts for $15.4 million and earthworks bill of quantity and schedule of rates for $13.7 million. The remaining commitments are largely comprised of employee salaries, equipment and material purchase orders, land compensation and livelihood restoration programs.

Project commitments as of August 31, 2022:

Schedule

Construction at Séguéla is tracking on schedule with the project’s next major milestones below:

Qualified Person

Paul Criddle, FAusIMM, Chief Operating Officer, West Africa for Fortuna, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical information pertaining to the Séguéla gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the timing of the delivery of equipment to the project; the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; that COVID-19 and the current inflationary environment will not have an adverse effect on the cost of construction of the mine at the Séguéla gold Project and will not adversely affect the supply chain and delivery of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that there will be no adverse weather conditions that will delay work at the project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations, and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.